Exhibit 99.1

RepliCel Retains Hybrid Financial for Investor Relations

VANCOUVER, Sept. 22, 2017 /CNW/ - RepliCel Life Sciences Inc. (OTCQB:REPCF) (TSXV:RP) (FRA:P6P2) ("RepliCel" or the "Company"), a company developing next-generation technologies in aesthetics and orthopedics, is pleased to announce that it has retained Hybrid Financial Inc. ("Hybrid") to provide certain investor relations services (the "Services") to the Company, commencing September 26, 2017.

Under the terms of Hybrid's engagement (the "Engagement"), RepliCel has agreed to pay Hybrid a monthly retainer of CAD$15,000 for an initial term of six months, with such retainer payable upon completion of RepliCel's next financing. Upon completion of the initial six-month term, RepliCel may extend the term of the Engagement on a month-to-month basis.

The Engagement is subject to approval by the TSX Venture Exchange.

Hybrid and/or its principals have an interest, directly or indirectly, in RepliCel securities.

About RepliCel Life Sciences
RepliCel is a regenerative medicine company focused on developing autologous cell therapies that address conditions caused by a deficit of healthy cells required for normal tissue healing and function. The Company's product pipeline is comprised of three clinical-stage products:  RCT-01 for tendon repair, RCS-01 for skin rejuvenation and RCH-01 for hair restoration. RCH-01 is under exclusive license by Shiseido Company for certain Asian countries. All product candidates are based on RepliCel's innovative technology, utilizing cell populations isolated from a patient's healthy hair follicles.

RepliCel is also developing a proprietary injection device (RCI-02) optimized for the administration of its products and licensable for use with other dermatology applications. Please visit http://replicel.com/ for additional information.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

SOURCE RepliCel Life Sciences Inc.

View original content with multimedia: http://www.newswire.ca/en/releases/archive/September2017/22/c5538.html

%CIK: 0001205059

For further information: Lee Buckler, CEO and President, 604-248-8693, info@replicel.com

CO: RepliCel Life Sciences Inc.

CNW 20:24e 22-SEP-17